Exhibit 99(a)(5)(H)

Rio Tinto Half year results 2007

CAUTIONARY STATEMENT

IMPORTANT INFORMATION:

Rio Tinto Canada Holding Inc. (referred to herein as the “Offeror”), a corporation incorporated under the laws of Canada, and an indirect wholly-owned subsidiary of Rio Tinto plc, a public limited company organised under the laws of England and Wales (“Rio Tinto”), is offering to purchase (the “Offer”), upon the terms and subject to the conditions set forth in the Offer and in the related letter of transmittal, each issued and outstanding common share of Alcan Inc. (“Alcan”), together with the associated rights (the “Alcan Rights”) (and, together with the common shares of Alcan, the “Alcan Common Shares”) issued and outstanding under Alcan’s Shareholder Rights Plan which is described in this take-over bid circular, for U.S.$101 (equivalent to Cdn$105.44 based on the July 20, 2007 Bank of Canada Noon Rate) per Alcan Common Share in cash (less any applicable withholding taxes and without interest).

The Offer will be open for acceptance until 6:00 p.m., Eastern Time, on September 24, 2007, unless extended or withdrawn by the Offeror.

This communication is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the take-over bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, Rio Tinto has filed with the Canadian securities regulatory authorities and the SEC a take-over bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery and Alcan has filed a directors’ circular with respect to the Offer. Rio Tinto has also filed with the SEC a Tender Offer statement on Schedule TO (the “Schedule TO”) and Alcan has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). SHAREHOLDERS OF ALCAN ARE URGED TO READ THE TAKE-OVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The take-over bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com

While the Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Rio Tinto may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

Slide 1 – Cover

Slide 2 – Cautionary statement

Slide 3 – Paul Skinner

•                  Good morning everyone, and welcome to the presentation of Rio Tinto’s interim results for 2007. With me here in London is Tom Albanese, our CEO, while Guy Elliott, our CFO, joins us from Sydney.

Slide 4 – Presentation outline

•                  The sequence of the presentation today is that I will start with a summary of the results and outlook. Please note that we will be using US dollars throughout this results presentation.

•                  Tom will cover our first half performance and the offer for Alcan, and Guy will review our financial results.

•                  Tom will finish by talking about the Group’s extensive growth plans.

Slide 5 - Highlights of first half 2007

•                  While underlying earnings fell 6% to $3.53 billion, EBITDA rose 7% to $6.6 billion, reflecting the Group’s continuing high operating margins.

•                  Cash flows from operations, plus dividends, were a record at $5.6 billion for the half year. The Group continues to generate cash at the rate of approximately one billion dollars per month.

•                  Capital investment was also a first half record at $1.9 billion, an increase of 9 per cent on the first half of 2006.

•                  The level of the Group’s capital investment is likely to continue to rise, as we move forward with some very significant growth projects. Tom will be talking about these in more detail later.

•                  The Group’s net debt position at the end of the half year was $2.9 billion. Our balance sheet is very strong, and of course we are taking advantage of our financial strength to undertake our all-cash offer for the equity of Alcan.

•                  On completion of the Alcan transaction, our balance sheet will be more highly geared – we expect around 64%. We have returned $6.4 billion to shareholders since the start of 2005 and are now terminating our existing capital management programme.

•                  Going forward we will de-leverage our balance sheet through our very strong cash flows, and from the proceeds of asset disposals within the newly enlarged Rio Tinto Group.

•                  The acquisition of Alcan will transform our aluminium business, but we have also been investing strongly in organic growth. In early July, we approved a $1.8 billion, two million tonne expansion of the Yarwun refinery, which will strengthen our market position in alumina.

•                  Our expansion projects in iron ore remain on track, with first ore from the Yandi expansion being mined four months ahead of schedule. We have also recently approved the $350 million expansion of the Hope Downs mine development to 30 million tonnes annual capacity.

•                  And finally in copper, our portfolio of development projects continues to progress. The Oyu Tolgoi project moved a step closer to finalisation when the Mongolian government announced its completion of a draft investment agreement in June and its introduction to the Mongolian Parliament last week.

Slide 6 – Strong markets and volume growth underpin earnings

•                  You may recall that the first half of 2006 was boosted by a number of exceptional tax benefits, which did not recur in 2007. Adjusted for these tax items, earnings in the first half were essentially in line with those of 2006, but without that adjustment 2007 half year underlying earnings fell 6% to $3.53 billion.

•                  We should keep this number in perspective – underlying earnings to June this year are the second highest first half result ever recorded by Rio Tinto.

•                  The tax adjustments to earnings do not affect EBITDA or cashflows, emphasising the importance of these measures which set records for the half year. EBITDA rose 7% to $6.6 billion.

•                  Our investment in growth, particularly of iron ore and copper production, increased earnings, as did rising prices. However, this was more than offset by a higher tax charge and the impact of industry wide cost increases on our margins.

•                  Guy and Tom will talk in more detail about the cost pressures we are facing and our response. Cost management remains a key priority for us.

•                  Excluded items impacted earnings negatively by $276 million, reflecting primarily the impairment of the Argyle underground mine development where the original capital cost now looks certain to be exceeded. This brings us to net earnings of $3.25 billion for the period.

Slide 7 – Creating an aluminium industry leader

•                  Turning to our recently announced, recommended offer for Alcan, we are excited about the potential this has to transform our aluminium business.

•                  This transaction will create a global aluminium industry leader, with a number one position in aluminium and bauxite, and a leading producer of alumina with the capability to become the number one producer through strong organic growth.

•                  The combined entity will have a competitive cost position at all points in the value chain, and will be well placed to benefit from what we believe is a very favourable long term demand outlook for aluminium.

•                  Alcan’s assets and project pipeline are highly complementary with our own, and the similar cultures of the two organisations and a shared commitment to sustainable development will facilitate integration.

•                  Overall this is an excellent fit with Rio Tinto’s strategy of creating value by investing in high quality, long life and low cost resources.

Slide 8 – Outlook

•                  Across the board the global economy continues to perform well by historical standards.

•                  We can see some turbulence entering the credit markets, arising primarily from concerns over lending in the USA and their read through to M&A financing. But we do not believe that these will have a material impact on demand for our products.

•                  We retain a positive view of the outlook for metal demand, reflecting the strength of the Chinese economy, which continues to grow very strongly. Second quarter GDP growth accelerated to 11.9% annualised, and our assessment is for growth of around 11% this year and next.

•                  We are also seeing the emergence of a more balanced economy with consumption representing a greater share of growth.

•                  China continues to provide upside surprises – we have recently raised our assumption on the GDP growth rate to just under 9% over the period to 2015. At a compound growth rate of 9% the Chinese economy will double in size every eight years, but it will still retain an early position on the metal intensity per capita curve.

•                  We are mindful that there are risks, however, in the form of rising liquidity surpluses, asset price increases – particularly real estate in the major cities - and potential friction over the trade surplus.

•                  On balance, we believe that these risks are not sufficient to dislodge the fundamentals underpinning the trajectory of Chinese economic growth, which remains the dominant driver of metal demand.

•                  Now over to Tom.

Slide 9 – Tom Albanese

•                  Thank you, Paul, and good morning everyone. I will now talk about our strategy and some of my key priorities before running through the first half highlights in each of our product groups.

Slide 10 – Strategy and key priorities

•                  Rio Tinto has a long standing strategy, which has been confirmed by the Board on numerous occasions. I am fully committed to that strategy, which is founded on the creation of long term shareholder value through the pursuit and operation of the world’s best orebodies.

•                  High quality assets deliver high margins, generating good returns at low points in the cycle and outstanding returns at buoyant times like today

•                  Value creation is reinforced by a commitment to operational excellence – to being a low cost operator – and to the principles of sustainable development.

•                  Our pursuit of the world’s best orebodies will mean investing in new geographies, and the Board is fully supportive of that development. This is where sustainable development proves its business case.

 .

•                  Our strong portfolio in OECD countries, coupled with active growth efforts everywhere, provides our shareholders with the best of both worlds. We can pursue any world class project anywhere, while our overall risk profile is firmly grounded in low risk regions.

•                  One of my priorities as CEO will be to ensure we have the right structure and systems to get the most out of our people, who have great commitment and expertise.

•                  We will seek to build on our Improving Performance Together programme, which share best practice in efficient operations across sites and product groups. We can extract substantial additional value from establishing common systems and metrics.

•                  As we move forward, we will create a more powerful, more unified Rio Tinto with a stronger brand and integrated, global world-class business systems.

•                  And all these advances will be underpinned by technology and innovation. We will pursue developments in surface and underground mining technology and also processing technology – further reinforced by our acquisition of Alcan, with its competitive hydro base and technological leadership position in aluminium smelting.

•                  Finally, following the Alcan acquisition, we will be a bigger business, and we will take this opportunity to undertake a strategic review of all our assets.

•                  No decisions have yet been taken, but the process is now under way and we expect it to continue into 2008.

•                  We will be reviewing our assets for their fit, competitive position, scale and growth prospects.

Slide 11 – Aluminium

•                  Turning to our product groups, it is fitting to start with aluminium, given our recent announcement. Earnings here benefited from higher metal prices and good operating performance.

•                  At Weipa, first half bauxite production increased 10 per cent year on year.

•                  At Yarwun, the alumina refinery is running well, and the announced expansion to 3.4 million tonnes annual capacity will enhance its competitive position on the cost curve. Construction will begin imminently and we expect first deliveries from the expansion in late 2010.

•                  Our smelters operated strongly during the year, with a production increase of over 3% from incremental process improvements.

•                  The completion of the Alcan transaction will transform the aluminium product group from a strongly performing but essentially regional business into a global leader.

•                  We have explained the strategic rationale of the combination of the Alcan and Rio Tinto aluminium businesses in some depth in our presentation on July 12. It combines complementary businesses to create an industry leader with a number one position in aluminium metal and bauxite, a pathway to leadership in alumina, and a cost competitive set of assets across the value chain. It adds diversity and balance to the very strong earnings of our copper and iron ore product groups.

•                  I would now like to focus a bit more on why we have a positive view of the aluminium supply and demand situation going forward.

Slide 12 – Aluminium spot price has not spiked

•                  It is clear from the price history of aluminium over the last ten years that is has not enjoyed the run up that some other metals have enjoyed.

•                  The current aluminium spot price is of the order of 50% above consensus long term prices, whereas copper and molybdenum are at multiples of long term prices.

•                  As you know our belief is that long-term equilibrium pricing in most metals is mainly a function of long-term marginal costs.

•                  In all of these metals, marginal costs have risen, but the gap between marginal costs and current prices is by far the smallest in aluminium.

Slide 13 – Divergence between analyst consensus and the metal market

•                  Over the next few years, we can see that there is a divergence between the aluminium price forecasts produced by equity analysts and the forward curve.

•                  While we do not disagree with the proposition that aluminium prices will trend towards long term price levels over the next few years, we do believe that the rate of reversion for aluminium will be closer to the forward curve than the analyst consensus.

•                  At our investor conference last October, we stated that we are seeing grounds for an extended time period before we see reversion to long term prices, and we have built this thinking into our modelling.

•                  The relatively stable, low level of aluminium inventories reinforces this thinking.

Slide 14 – Excess Chinese capacity has been absorbed by strong demand

•                  When we look back at the aluminium price over the last few years, we can see that the reason for its relative underperformance has not been lack of demand but the ability of supply to meet demand.

•                  In 2003 and 2004, China added substantial smelting capacity – over 2 million tonnes in each year – as it took advantage of stranded power and low alumina prices. Chinese capacity utilisation fell to 75% after the expansions in 2004.

•                  The smelter expansions were curtailed in 2005, as the power shortages in China took hold and availability of alumina started to decline.

•                  Subsequently we can see that consumption has continued to grow rapidly in China. Analysts are revising up their forecasts of Chinese consumption growth to around 30% for 2007, and demand is forecast to continue growing at around 15% per annum over the next five years.

•                  At the same time, the pace of capacity increases has moderated. As a result, the capacity utilisation rate of Chinese smelters is trending over 90%. There is little surplus in the system.

•                  We believe that while Chinese supply has so far kept up with strong Chinese demand, it will get harder to do so in the future, and it will be expensive marginal supply.

Slide 15 – China is now dependent on imported bauxite and alumina

•                  It is by no means clear that China will add substantial smelting capacity, as the favourable situation prevailing in 2004 is no longer applicable.

•                  For example, China now imports nearly 60% of its alumina needs, either indirectly in the form of high priced bauxite or directly in the form of alumina.

•                  China has limited supplies of high quality bauxite, and this situation is likely to worsen over time. It is therefore increasingly reliant on imported bauxite supplies, principally from Indonesia, where sustainability and rising costs are a risk.

•                  China can no longer rely on low cost mineral inputs.

Slide 16 – Chinese production costs support current LME prices

•                  Rising input costs and pressure on energy supplies mean that Chinese smelters now occupy the majority of the fourth quartile of the cost curve. As China is likely to be a net importer of coal in future, marginal electricity prices and therefore marginal aluminium costs could rise.

•                  With increased electricity transmission investment in China, there is less stranded power easily available for smelting.

•                  Chinese marginal costs today are not far below the current LME spot price.

•                  This position has been reinforced by the recent announcement of a planned imposition of a 15% export tax on primary metal products by the Chinese government as part of its effort to curb the development of energy intensive industries.

•                  These trends suggest that current aluminium prices are supported by industry fundamentals, and that smelters with sustainable competitive costs will earn higher returns going forward.

Slide 17 - Iron ore

•                  Turning now to iron ore, the Chinese market was again the driver of demand in 2007. The market shows no signs of softening - Chinese traders are currently buying Indian iron ore with 63% Fe content for over $100 per tonne on a delivered basis.

•                  This is over $30 per tonne more than the delivered contract price of Australian iron ore.

•                  Our iron ore operations overcame a cyclone-affected first quarter in the Pilbara to deliver record production and earnings for the half year.

•                  Our Pilbara operations are a great business: competitive costs, particularly on a delivered basis to China, a great resource position and a proven capability to execute growth projects.

•                  Our current managed production in the Pilbara is 170 million tonnes per annum and our mine expansions remain on schedule and budget to deliver 220 mt per annum in 2009. The Yandi Junction South East orebody processed its first ore in May, four months ahead of schedule, and construction of the Hope Downs mine is progressing well, with delivery of structural steelwork to site complete. Laying of the new Lang Hancock Rail track is under way.

•                  We used to think we had a big iron ore business when we were producing 50 mt in 1999. We are currently moving towards production of 220 mt in 2009 - a compound growth rate of 16 per cent per annum over the decade.

•                  We now have plans to increase that number very substantially, to close to 320 mt per annum.

•                  We believe the market will require this additional volume, and that we can expand in a way that will add very significant value to our shareholders.

•                  By now you will be well familiar with the industry cost pressures we are facing in Western Australia in particular.

•                  We are pushing our operations to pursue record production in a very tight market, while undertaking the largest capital project programme in the Group’s history. These are challenging conditions, and operating costs are a concern, but I think that overall our iron ore business has done a good job on delivering projects on time and budget.

Slide 18 – Copper

•                  Now, copper. After softening at the start of the year, the copper price rebounded during the first half, as Chinese restocking and industrial disputes on the supply side kept the market tight.

•                  Moly prices also remained firm, and are back above $30 per lb. Chinese mine output and western roasting capacity are increasing rapidly, but so is Chinese demand, and the market appears well balanced for the moment.

•                  Copper group earnings declined in the first half, due to the absence of last year’s tax benefits. This was particularly noticeable at Kennecott Utah Copper, where operational performance was strong at the mine and at the smelter since its refurbishment.

•                  Copper grades were lower at KUC in the first half. This trend is expected to continue into the second half of the year but we anticipate copper grades to return to their 2006 level as we move into 2008 and 2009.

•                  We continue to maximise moly production and anticipate full year production approximately 15% below last year’s level – a little more production than we flagged previously, due to improved recoveries.

•                  Earnings benefited from rising volumes at Escondida, as the sulphide leach operation delivered additional refined copper production.

•                  At Grasberg, the revised mine plan released in July means that production in the second half will be higher than previously anticipated.

•                  Rio Tinto has interests in three of the world’s best currently operating copper mines, and two smaller, strongly performing block cave operations.

•                  We also have an excellent set of growth projects, which will enhance our position as a leading copper producer in the next decade.

Slide 19 – Energy

•                  The Energy product group had a challenging half year, with all operations except for Rössing posting lower earnings.

•                  Poor weather and the well publicised coal supply chain issues on the eastern seaboard of Australia hit earnings at Rio Tinto Coal Australia by increasing unit costs and restricting our ability to deliver additional volumes.

•                  These infrastructure issues represent a significant leak of value from Rio Tinto and other Australian coal producers.

•                  In Queensland I met the Premier last week and we look forward to working with the government to further expand coal export capabilities. The Queensland government and the coal industry recently released an independent report on the findings of a coal chain review. We are pleased with the recommendations being made by the report and hope to see them quickly implemented, along with milestones to track future performance, so that committed coal volumes can be met.

•                  In New South Wales, Port Waratah has recently announced another expansion. Until this expansion is complete, we do not think the Hunter Valley can absorb new coal production. Longer term we believe coal loading should move to a long-term take or pay contract basis at Port Waratah.

•                  It is also important that lessons are learned from the situation in eastern Australia, and that the same mistakes are not replicated elsewhere.

•                  However, these issues have also supported coal prices, and with China continuing as a net importer of thermal coal, the outlook for coal prices is positive.

•                  Coking coal prices have also firmed, with some settlements being reported in the $125 range, as supply disruptions and strong demand have tightened the market.

•                  At Rio Tinto Energy America, the benefit of higher realised prices was offset by higher costs related to weather impacts and, like KUC, a higher tax rate.

•                  The buoyant uranium market conditions of 2007 benefited Rössing, where earnings increased by over 500%. However, cyclone related flooding at ERA wiped out the benefit of higher realised prices. The flooding was a set back for ERA, but the team is now making good progress with dewatering the pit.

•                  I am pleased to see that we have revised upwards our production projections for the second half and especially in 2008.

•                  Although the spot uranium price has slipped a little in recent weeks, the long term market price remains around $95 per lb of uranium oxide, reflecting a favourable market outlook going forward.

•                  In May, we announced the formation of Hydrogen Energy, our joint venture with BP to develop hydrogen energy projects with carbon capture and storage. We believe that this is the key enabling technology that will ensure the future of coal, and that there is a first mover advantage in securing sites with proximity to a suitable geological sink.

•                  We are the second largest global producer of uranium and together with the hydropower position of Alcan in Canada, we are very well positioned for a future in which carbon emissions are likely to be constrained.

Slide 20 – Diamonds and Minerals

•                  This year we have merged the Industrial Minerals and Diamonds product groups under the leadership of Andrew Mackenzie to better reflect the size of these businesses in the context of a broader Rio Tinto. Diamonds and Minerals is a product group of high quality assets with an exciting set of development opportunities.

•                  Sentiment in the rough diamond market has improved, particularly in the larger sizes and better qualities, as stocks continue to be run down in the cutting centres.

•                  Diavik had an excellent first half operationally, producing at an annualised rate of just under 12 million carats – well above original design capacity. Earnings were down, but this reflected the absence of last year’s tax credits.

•                  At Argyle, an impairment was recognised, reflecting the impacts of a higher Australian dollar and industry cost pressures in Western Australia, which we now assume will persist for the next several years. Multi-year contracts will suffer more from cost escalation compounding over time.

•                  The project has also been impacted by a slower advance rate due to more difficult ground conditions.

•                  The approved capital budget of the project is now likely to be of the order of US $1.5 billion dollars.

•                  This is certainly disappointing, but we continue to look hard at ways of recovering this value as we move forward the underground development and seek to mitigate local cost pressures in Western Australia. Recent development performance has been more encouraging.

•                  Turning to Minerals, talc and borate volumes fell reflecting weaker demand from the North American housing sector and the decision to focus on higher margin contracts.

•                  In iron and titanium, we are seeing good demand in Europe and Asia for titanium dioxide, but North America is sluggish reflecting the weaker housing market. Prices are improving but the benefit is being offset by higher freight charges.

•                  The TiO2 operations are working at full capacity, and but for the tax benefits at QIT last year, we would have seen an earnings improvement in this division.

•                  Finally, the Madagascar project remains on track to start production at the end of next year and produce 750,000 tonnes per annum at full capacity in 2012.

•                  Beyond that, we are reviewing options to take the Madagascar project into phase two with potential annual production of 2 million tonnes. This will underpin our leadership of the titanium dioxide sector for years to come.

Slide 21 – Business improvement is a key focus

•                  Costs are clearly one of our biggest operational challenges, especially at our Australian operations. We should recognise that these are partly a sector-wide consequence of the strong markets we are enjoying. While we have to be realistic that these cost pressure are a symptom of the overheated resource sector, we remain committed to address this problem in all parts of the production process, including contractors.

•                  The large number of scheduled capital projects especially in Australia suggests that these cost pressures will be enduring over the next several years. This means that if anything we will need to put even more intensity into our business improvement efforts.

•                  You will be aware of our Improving Performance Together programme, which is driving best practice and performance improvement across the group. As we have previously reported, IPT has been successful, particularly in increasing production, which is the best way to deliver better margins. IPT continues to add value and we intend to put more resources into this effort.

•                  We are also changing the architecture of the group to move more technical tasks away from remote and expensive locations to lower cost urban centres. For example, we will be beginning to migrate technical and control functions from the Pilbara to a new remote monitoring facility in Perth.

•                  This is facilitated by technological developments in the mining industry, such as automation and remote operation of equipment.

•                  After several years of investing in new business systems, we now need to consolidate our overheads in fewer locations, each with critical mass. I have recently set internal three year targets for reduction of total overhead costs in nominal terms, notwithstanding inflation or projected volume increases.

•                  We will be doing this by improving all aspects of our overheads, not reducing key capabilities, but by making structural improvements to the delivery of technical and support functions to our businesses.

•                  While we enjoy record margins today, we need to act now to avoid cost increases from being baked into the business going forward, when margins may be under more pressure.

•                  Now over to Guy.

Slide 22 – Guy Elliott cover slide

Slide 23 – Continued benefit from higher prices

•                  Thank you, Tom.

•                  In presenting the results, I will follow our standard waterfall format.

•                  Starting with price, markets tightened further during 2007 reflecting sustained strength in demand for virtually all our products and continued lack of any notable supply response.

•                  Compared with the first half of 2006, prices benefited earnings by $513 million in the first six months of 2007.

•                  There was movement in the US dollar in the first half of 2007 relative to the currencies in which we incur the majority of our costs, with the Australian dollar strengthening by nine per cent half on half. The effect of these currency movements was to decrease underlying earnings relative to the first half of 2006 by $118 million.

•                  Combining price effects, exchange variances and inflation, earnings increased versus the first half of 2006 by $310 million.

Slide 24 –Iron ore and aluminium prices stand out

•                  After significant increases in 2006, average prices for our major commodities rose above those experienced in the first half of 2006.

•                  The copper price averaged $3.07 per pound during the first six months of 2007, representing an increase of 13 per cent compared with the same period of 2006. This boosted earnings by $214 million but was offset by provisional pricing on copper concentrate sales. Overall, provisional pricing had a positive impact on earnings, but generated a negative variance of $182 million compared with the first half of 2006. This is explained by the relative movement in the 3 month forward copper price which rose by 68 per cent in the first half of 2006 but by only 19 per cent in the first half of 2007. The net impact was to increase earnings by $32 million.

•                  Iron ore markets have continued to be extremely tight. Late last year we negotiated a 9.5% price increase for the 2007 contract year. This has also lifted earnings by $214 million.

•                  Moly prices have rebounded from 2006 averaging $28 per pound in the first half of 2007, an increase of over 19 per cent on the previous year. This contributed an additional $68 million to earnings.

•                  Aluminium prices averaged 126 cents per pound, a ten per cent increase over the first half of 2006 adding $92 million to the bottom line. This was partly offset by lower prices for bauxite and alumina.

•                  Other price changes have been less significant, although it is worth highlighting the $34 million lift to earnings from higher prices achieved for uranium sales, notably at Rössing, as legacy contracts expire and are replaced by higher priced ones.

•                  The other price variance relates mainly to lower TCRCs and higher prices for other traded metals such as zinc, lead and silver.

Slide 25 – Expansion projects deliver growth

•                  The first half of 2007 witnessed steady volume growth across many of Rio Tinto’s operations, most notably in Iron Ore. The impact of sales volumes changes on underlying earnings was an increase of $302 million relative to the first half of 2006.

•                  This represents a growth rate of 5% for 2007 annualised – close to our historic growth rate of 6%.

Slide 26 – Iron ore and copper sulphide leach add new volumes

•                  Looking at the product groups in more detail, copper benefited from higher volumes of refined copper following the commissioning of the Escondida sulphide leach project in the latter half of 2006. This offset lower copper grades at Grasberg, resulting in a net $61 million contribution to underlying earnings. Conversely, Grasberg benefited from significantly higher gold grades in the first half of 2007 which made up most of the $65 million positive contribution from this metal.

•                  Production of molybdenum at Kennecott Utah Copper continued to be a focus, and in fact increased by 7 per cent compared with the first half of 2006. However, inventory movements attributable to timing between production and sales to roasters resulted in an adverse variance of $30 million.

•                  Iron ore sales volumes increased by 8 per cent compared to the first half of 2006, with Hamersley’s volumes rising by 15 per cent as the brownfield expansions gather pace. These gains added a further $117 million to earnings.

•                  The Aluminium product group benefited from increased alumina volumes from the Yarwun alumina refinery and higher volumes of bauxite following the commissioning of the second shiploader at Weipa during the first half of this year.

•                  And higher coking coal sales volumes from Hail Creek were the main impetus behind the positive contribution from coal to earnings of $39 million.

Slide 27 –Continued pressure on costs

•                  The group continued to feel the impact of rising costs within the mining industry.

•                  I will turn to the cash costs variances in a moment but firstly let me briefly review the non-cash variance. This was largely as a result of reversing the impairment at Kennecott Utah Copper last year. These restated assets are now depreciated again with the charge going above the line. The iron ore expansion programme has also led to a rise in non-cash costs as the capital expenditure starts to be depreciated.

•                  Now let’s focus on cash costs.

Slide 28 – Cost impact on underlying earnings

•                  As at the past two results presentations we have broken out the cash costs variance of $427 million into investment costs and common industry costs

•                  Increased investment, expansion and exploration costs reduced underlying earnings by $160 million compared with the first half of 2006. These include bringing expansions onstream, business improvement programmes, the extension of our greenfield exploration programmes into new territories, progress on evaluation projects, and an increased spend on technology. All these costs are expected to bring lasting value to the Group and are therefore viewed as being an investment for the future.

•                  The most noteworthy increases in these investment costs have been on evaluation projects such as Resolution, La Granja and Simandou as the pre-feasibility studies advance. The costs from our recently formed joint venture with BP, Hydrogen Energy, are also included within this category.

•                  The costs that we have described as common industry costs include energy, input prices, contractors and other general costs of production. These increases were significant in the first half of the year and reduced earnings by $267 million.

•                  Energy costs rose marginally, as oil price movements slowed, impacting earnings by $12 million, although given today’s prices this is likely to worsen in the second half.

•                  Costs generic to the mining industry including contractors, labour, changes in grade and maintenance have been grouped together in the cost of production category. The impact on half year earnings was to reduce them by $146 million.

Slide 29 - Cost impact on underlying earnings - common industry costs

•                  Turning to the detail behind the production costs increase, one of the largest single impacts continues to be higher contractor rates. Our rationale for using contractors remains the same. We get the benefit of their capital equipment and avoid baking in cost increases by giving ourselves greater flexibility to remove them in the future.

•                  Demurrage, freight rates and other selling costs have also had an important effect on our results in the first half, lowering them by $109 million compared with 2006. As you will know, we are currently enjoying very healthy margins in our iron ore business. Therefore it is in our interest to ensure that our ports operate at their maximum capacity. This sometimes involves incurring demurrage to ensure that ships are constantly available to load our product. However, in the eastern Australian ports, where we do not own the local infrastructure, we have been less able to control demurrage, particularly following the severe wet weather during June.

•                  Other factors which contributed to the cost increase this year included lower grades at some of our operations and above inflation wage settlements. These reflected the tight conditions being experienced by the mining industry, in particular in areas such as the Pilbara.

Slide 30– Negative $370 million tax variance half on half

•                  The combined effect of other items on earnings was a negative $331 million. The most significant item relates to the recognition of a deferred tax asset of $211 million in the first half of 2006 and a reduction in Canadian tax rates in 2006 that led to a $46 million reduction in deferred tax provisions. There were no such items in the first half of 2007.

•                  The tax rate in the first half of 2007 was 32% compared to 22% in the first half of 2006 reducing earnings further. Going forward, the Group tax rate is likely to be of the order of 32%.

•                  These tax effects, while impacting earnings, do not have an impact on EBITDA or cashflows, reinforcing the importance of these numbers which are higher in 2007.

•                  Other items related mainly to sales of exploration and other assets partly offset by the absence of prior year accounting policy changes..

•                  This therefore brings us to the first half underlying earnings number of $3.53 billion.

Slide 31 – Excluded items mainly impairment

•                  Net earnings for the first half of 2007 were $276 million lower than underlying earnings. The main impact was the further impairment of Argyle of $314 million following a review of its assets carrying value.

•                  This, together with some sundry items, brings us to the net earnings figure of $3,253 million.

Slide 32 – Cash flow from operations sets a new first half record

•                  Turning to cashflow, the Group’s cashflow from consolidated operations increased 15% in the first half to $4.95 billion.

•                  Dividends from equity accounted units made a strong contribution of a further $691 million, to bring total cashflow to $5.6 billion, up 11%.

•                  Together these cashflows and dividends set a new record for a first half.

•                  The cash generating ability of our assets should not be underestimated. It enables us to support a higher level of gearing as we undertake value adding acquisitions and large scale organic capital projects.

Slide 33 – Balance sheet has given us flexibility

•                  Our currently strong balance sheet has given us the flexibility to pursue the value adding Alcan opportunity.

•                  When the transaction is closed, our gearing level will of course be substantially higher, but our very strong cashflows and proceeds from potential divestments will reduce it quite rapidly.

•                  Tom has already outlined our strategic review of assets. The process of selling Alcan’s packaging business is already under way, and we have started the process of identifying internal Rio Tinto disposals. We expect to reduce our debt by at least $10 billion from this process over the next 18 months.

•                  Our goal is to retain our single A rating, and these sales along with our strong cashflows should help us to achieve it. Given our rating and track record, we do not see the current unsettled conditions in the credit markets as having a material effect on our financing.

•                  The Alcan bridge financing is underwritten by four banks, and is currently being sub-underwritten by a larger group of around 30 banks. This is planned to be completed by month end.

•                  We will subsequently term out some of the debt via bond issues and may fix some of the interest exposure.

Slide 34 – Record first half capex and increased share buy backs

•                  Now looking at cash outflows in more detail, capex rose to new first half record levels of $1.9 billion, as the Group invested in additional value adding production, notably the iron ore expansions in the Pilbara, the Madagascar ilmenite mine and construction of the A418 dike at Diavik.

•                  We expect capex for the full year to be approximately $5 billion..

•                  Cash returned to shareholders in the form of dividends was lower in the first half of 2007, due to the absence of a special dividend. However, share buy backs gathered pace and we returned a further $1.4 billion compared with $1.1 billion in the first six months of 2006. Following the announcement of our recommended all cash offer for Alcan, the share buy back programme has been discontinued.

•                  Finally, as earnings increase so does the tax take, and accordingly the tax authorities’ share of cash outflows rose to $1.7 billion.

•                  Now let me pass you back to Tom.

Slide 35 – Tom Albanese cover slide

Slide 36 – A growing set of investment opportunities

•                  Thank you, Guy.

•                  Rio Tinto had an excellent profile of investment opportunities prior to the Alcan offer, but with the transaction this will be considerably enhanced – we believe it is the best in the business.

•                  Many of the Alcan opportunities are located in areas where Rio Tinto Aluminium is currently active, such as the Gulf. We believe that all these are attractive projects, but there will be opportunities to optimise sequence of the growth pipelines of the two companies.

•                  Our recent approval of the expansion of the Yarwun refinery made business sense on its own, but is particularly attractive given Alcan’s natural short alumina position.

•                  In iron ore and copper we have a set of projects, which will secure our position in those sectors well into the next decade.

•                  In other product groups, I would highlight our growth opportunities in uranium, where we continue to examine options to expand production. As Preston showed at our detailed uranium seminar in May, we have substantial mineralization which could allow us to double our uranium production over the next decade.

•                  At PRC in Argentina, our potash project is making progress and we hope to make a decision on the project around the end of the year.

•                  As former head of exploration, I remain committed to exploration as a great route to value creation. When iron ore was unfashionable in the mid 1990s, we persisted with exploration in Guinea and discovered Simandou, which has the potential to be the next great iron ore province.

•                  Persistence brings rewards, and we can point to Resolution copper, nickel in Indonesia, and perhaps diamonds in India or coal in south Africa as the next significant opportunities generated from exploration.

Slide 37 – Growth in copper and entry into nickel

•                  Turning to copper, we have illustrated here the potential development sequence of our copper projects to give you an idea of possible timelines, capital expenditure and production levels. The production and capital numbers are on a 100% basis.

•                  We believe that this set of opportunities rivals any in the business.

•                  By the middle of the next decade we will be a substantially larger copper producer, with four of these projects ranking in the top ten undeveloped mineralisations globally.

•                  Oyu Tolgoi will be the first of the major projects, and we are pleased with the progress made so far in reaching an in-principle agreement with the Mongolian Government on the terms governing development of the Oyu Tolgoi copper-gold project. That agreement was submitted for Parliamentary review and approval last week. We believe that it is fair for all parties, and ensures the development of a resource that has the potential to significantly transform Mongolia’s economy. Oyu Tolgoi is the first real test of Mongolia’s willingness to attract and retain foreign investment to its minerals sector. We look forward, with Parliament’s support, to a timely resolution of the approvals process so that Ivanhoe and Rio Tinto may begin developing this world-class resource.

•                  In a similar timeframe is the Northparkes E48 project, which is progressing on target.

•                  We have also highlighted here our two nickel projects, which give us a defined pathway to enter that market. At Eagle, the permitting process has resumed, and at Sulawesi Nickel we continue to make progress with the contract of work. Royalty arrangements have been settled, and we are now focused on tax arrangements with the Finance Ministry, as well as forestry issues.

Slide 38 – Slide on iron ore projects

•                  Our iron ore growth opportunities are among the best in the business. Our expansions in the Pilbara are currently on track to take us to 220 million tonnes in early 2009.

•                  We have recently approved an accelerated expansion of the Hope Downs mine development to 30 million tonnes, at a capital cost of $350 million.

•                  Beyond our current approved plans, we are defining a path to take us to approximately 320 million tonnes of annual capacity. This is now in pre-feasibility and we are currently reviewing the optimal mix of mine, rail and port expansions.

SLIDE 39 –BUILD ON IRON ORE PROJECTS

•                  The slide shows one of the expansions we are considering which is a further expansion of Cape Lambert by 100 million tonnes.

•                  This will involve four additional berths and necessary additional blending, load and unloading facilities. We are looking for the opportunity to have this completed in the 2012 to 2014 time horizon.

•                  Outside Australia, we have further opportunities to grow. At Simandou, in Guinea, our pre-feasibility study is looking at a 70 million tonne operation in 2013 at a potential capital cost of $6 billion. We have recently approved additional funding for stepped up resource drilling.

•                  And at Corumbá in Brazil, a feasibility study into a 7.5 million tonne operation was recently approved.

•                  At Orissa in India, we have long term options to play a role as a supplier to the growing Indian steel sector.

•                  And finally at IOC, we have delineated new resources and have approved a feasibility study for a mine expansion to 21 million tonnes, which we are aiming to reach in late 2008.

Slide 40 – Strong organic growth in key products

•                  The Group has the capability to grow across our product groups, as this slide demonstrates.

•                  Not only do we have plans to expand our iron ore operations from a large existing base, we also have established pathways to substantial organic growth in aluminium, titanium dioxide, uranium and copper.

•                  This growth demonstrates the quality of our resource position, which provides considerable optionality for value enhancing development.

•                  And this excludes production acquired through M and A activity.

Slide 41 – Strong organic growth in key products including Alcan

•                  If we include the impact of the additional production we plan to acquire through our offer for Alcan, the growth of our aluminium product group is very substantial indeed.

•                  As we have said before, the Group is not averse to undertaking large scale acquisitions with the potential to transform parts of our business, and that are consistent with our strategic criteria and value focus.

•                  We believe the Alcan deal is a good example of this kind of transaction.

•                  Slide 42 – Strongly positioned for future growth

•                  In summary, our strategy remains unchanged. We are generating record EBITDA and cashflows from strong markets and rising production volumes. If it were not for the tax benefits of 2006, underlying earnings would have been slightly in excess of last year.

•                  The Alcan deal is an excellent fit with our strategy and will transform our aluminium business. Alcan’s assets are complementary with our own, and the deal will create an industry leader in aluminium.

•                  We have a positive view of the aluminium market and Alcan’s competitive position within it, and believe that the deal will add substantial value to our shareholders going forward.

•                  Aluminium will be an excellent future match for our very strong copper and iron ore earnings. All three metals will benefit from the industrialisation and urbanisation of China. We have not yet seen the same benefits from India, but we are preparing for its continued success.

•                  We have a record programme of organic capital expenditure under way, with major expansions in iron ore, an excellent set of growth opportunities in copper, and exciting plans in uranium and industrial minerals.

•                  We continually seek to enhance our pipeline of opportunities, and this is reinforced by the Alcan transaction.

•                  Finally, we believe that the outlook for the world economy is positive, with Chinese growth remaining robust, and that demand for our products will continue to grow strongly.

•                  Now let us take your questions.